UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of March 28, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

Centogene N.V. (the “Company”) and IQVIA announced today that they formed a collaboration to improve health outcomes for rate disease patients by accelerating and de-risking clinical development and increasing access to genetic testing.

A copy of the announcement is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Announcement dated March 28, 2023